December 19, 1995

Investors Fiduciary Trust Company
127 West 10th Street
Kansas City, Missouri 64105

Ranson Capital Corporation
Suite 450
120 South Market Street
Wichita, Kansas 67202

Re:  The Ranson Municipal Trust Multi-State Series 6

Ladies/Gentlemen:

We have acted as special counsel for Ranson Capital Corporation, Depositor of The Ranson Municipal Trust Multi-State Series 6 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Trust, under a Trust Agreement dated December 19, 1995 (the "Indenture") between Ranson Capital Corporation, as Depositor, and Investors Fiduciary Trust Company, as Trustee.

In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent.

Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

(i) The Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").

(ii) Each Certificateholder will be considered as owning a pro rata share of each asset of the Trust in the proportion that the number of units held by him bears to the total number of units outstanding. Under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Certificateholder in the proportion described, and an item of Trust income will have the same character in the hands of a Certificateholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the Trust consists of interest excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Certificateholders, except in the case of a



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Certificateholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bond or certain private activity bond held by the Trust. In the case of such Certificateholder (and no other) interest received with respect to his units attributable to such industrial development bonds or such private activity bonds is includible in his gross income. However, the interest on certain Bonds held by the Trust ("specified private activity bonds," within the meaning of Section 57(a)(5) of the Code) shall constitute a specific item of tax preference for purposes of the alternative minimum tax applicable to all Certificateholders, including individuals. As a result, such interest income may be subject to the alternative minimum tax. Moreover, in the case of certain corporations, interest on all of the Bonds other than any "specified private activity bonds" (which is included in computing the alternative minimum tax as described above) held by the Trust is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, and the environmental tax (the "Superfund Tax") imposed by Section 59A of the Code. Interest on all of the Bonds is included in the computation of the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

(iii) Gain or loss will be recognized to a Certificateholder upon redemption or sale of his units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the units represented by his Certificate. Before adjustment, such basis would normally be cost if the Certificateholder had acquired his units by purchase, plus his aliquot share of advances by the Trustee to the Trust to pay interest on bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the bonds during the period from the Certificateholder's settlement date to the date such bonds are delivered to the Trust, but only to the extent that such advances are to be repaid to the Trustee out of interest received by the Trust with respect to such bonds. In addition, such basis will be increased by the Certificateholder's aliquot share of the accrued original issue discount with respect to each bond held by the Trust with respect to which there was an original issue discount at the time the bond was issued and reduced by the annual amortization of bond premium, if any, on bonds held by the Trust.

(iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise) gain or loss is recognized to the Certificateholder and the amount thereof is measured by comparing the Certificateholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his units among each of the Trust assets (as of the date on which his units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such units. A Certificateholder's basis in his units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received by the Trust, if any, on bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the bonds during the period from the Certificateholder's



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settlement date to the date such bonds are delivered to the Trust, must be reduced by the annual amortization of bond premium, if any, on bonds held by such Trust and will be increased by the Certificateholder's share of the accrued original issue discount with respect to each bond which, at the time the bond was issued, had original issue discount.

(v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect to the bonds will be treated as interest which is excludable from gross income under Section 103 of the Code.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the bond, depending on the date the bond was issued. In addition, special rules apply if the purchase price of a bond exceeds the original issue price plus the amount of original issue discount which would have accrued to prior owners. The application of these rules will also vary depending on the value of the bond on the date a Certificateholder acquires his units, and the price the Certificateholder pays for his units.

Because the Trust includes some "specified private activity bonds" within the meaning of Section 57(a)(5) of the Code issued on or after August 8, 1986, that portion of the Trust Fund's interest income attributable to such Bonds shall be treated as a specific item of tax preference when computing the alternative minimum tax for all taxpayers, including individuals. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments.

Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust or REMIC) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.



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Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or
Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer, unless such financial institution can otherwise establish, under regulations to be prescribed by the Secretary of the Treasury, the amount of interest on indebtedness incurred or continued to purchase or carry such obligations.

We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units by taxpayers other than certain financial institutions, as referred to above, is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory deminimus rule. Market discount can arise based on the price the Trust pays for Bonds or the price a Certificateholder pays for his or her units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Certificateholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her units, unless a Certificateholder elects to include market discount in taxable income as it accrues.



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The assets of the Nebraska Tax-Exempt Trust (the "Nebraska Trust") will consist of interest-bearing obligations issued by or on behalf of the State of Nebraska (the "State") or counties, municipalities, authorities or political subdivisions thereof (the "Nebraska Bonds") or by the Commonwealth of Puerto Rico, Guam and the United States Virgin Islands (the "Possession Bonds") (collectively, the "Bonds"). With respect to certain Nebraska Bonds which may be held by the Nebraska Trust, the opinions of bond counsel to the issuing authorities for such bonds have indicated that the interest on such bonds is included in computing the Nebraska alternative minimum tax imposed by Section 77-2715(2) of the Revised Nebraska Statutes (the "Nebraska Minimum Tax") (the "Nebraska AMT Bonds").

Although we express no opinion with respect to the issuance of the Bonds, in rendering our opinion expressed herein, we have assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes, (iii) none of the Bonds (other than the Nebraska AMT Bonds, if any) are "specified private activity bonds" the interest on which is included as an item of tax preference in the computation of the alternative minimum tax for federal income tax purposes,
(iv) interest on the Nebraska Bonds (other than the Nebraska AMT Bonds, if any), if received directly by a Certificateholder, would be exempt from both the Nebraska income tax, imposed by Section 77-2714 et. seq. of the Revised Nebraska Statutes (other than the Nebraska Minimum Tax) (the "Nebraska State Income Tax") and the Nebraska Minimum Tax, if any, and (v) interest on the Nebraska AMT Bonds, if received directly by a Certificateholder, would be exempt from the Nebraska State Income Tax. This opinion does not address the taxation of persons other than full time residents of Nebraska.

Based on the foregoing, and based on review and consideration of existing laws of the State as of this date, it is our opinion, and we herewith advise you, as follows:

(1) the Nebraska Trust is not an association taxable as a corporation, each Certificateholder of the Nebraska Trust will be treated as the owner of a pro rata portion of the Trust, and the income of such portion of the Nebraska Trust will therefore be treated as the income of the Certificateholder for both Nebraska State Income Tax and Nebraska Minimum Tax purposes;

(2) interest on the Bonds which is exempt from both the Nebraska State Income Tax and the Nebraska Minimum Tax when received by the Nebraska Trust, and which would be exempt from both the Nebraska State Income Tax and the Nebraska Minimum Tax if received directly by a Certificateholder, will retain its status as exempt from such taxes when received by the Nebraska Trust and distributed to a Certificateholder;

(3) interest on the Nebraska AMT Bonds, if any, which is exempt from the Nebraska State Income Tax but is included in the computation of the Nebraska Minimum Tax when received by the Nebraska Trust, and which would be exempt from the Nebraska State Income Tax but would be included in the computation of the Nebraska Minimum Tax if received directly by a Certificateholder, will retain its status as exempt from the Nebraska State Income Tax but included in the computation of the Nebraska Minimum Tax when received by the Nebraska Trust and distributed to a Certificateholder;

(4)  to the extent that interest derived from the Nebraska
Trust by a Certificateholder with respect to any Possession Bonds is excludable from gross income for Federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423 and 48 U.S.C. Section 1403, such interest will not be subject to either the Nebraska State Income Tax or the Nebraska Minimum Tax;



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(5)  each Certificateholder of the Nebraska Trust will
recognize gain or loss for both Nebraska State Income Tax and Nebraska Minimum Tax purposes if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Certificateholder redeems or sells Units of the Nebraska Trust to the extent that such a transaction results in a recognized gain or loss to such Certificateholder for Federal income tax purposes;

(6) the Nebraska State Income Tax does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Nebraska Trust, the interest on which is exempt from such Tax; and

(7) in the case of a Certificateholder subject to the State financial institutions franchise tax, the income derived by such Certificateholder from his pro rata portion of the Bonds held by the Nebraska Trust may affect the determination of such Certificateholder's maximum franchise tax.

We have not examined any of the Bonds to be deposited and held in the Nebraska Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from either the Nebraska State Income Tax or the Nebraska Minimum Tax of interest on the Nebraska Bonds if received directly by a Certificateholder.

We have also examined the laws of the State of Missouri to determine their applicability to the Trust. It is our opinion that under Missouri law, as presently enacted and construed:

(i) The Trust is not an association taxable as a corporation for Missouri income tax purposes.

(ii) The Certificateholders of the Trust will be treated as the owners of a pro rata portion of such Trust and the income of the Trust will therefore be treated as income of the Certificateholders under Missouri law.

(iii) The Trust will not be subject to the Kansas City, Missouri Earnings and Profits Tax and each Certificateholder's share of income of the Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except in the case of certain Certificateholders, including corporations, otherwise subject to the St. Louis City Earnings Tax).

                                      Very truly yours,



                                     CHAPMAN AND CUTLER

EFF/maz